UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

USA TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

90328S500
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                 ☐         Rule 13d-1(b)
                                 ☒        Rule 13d-1(c)
                                 ☐         Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328S500	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 903,955 (a) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 903,955 (a) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,955 (a) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (a) (see Item 4)
12	TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 90328S500	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 903,955 (a) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 903,955 (a) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,955 (a) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (a) (see Item 4)
12	TYPE OF REPORTING PERSON* CO
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 90328S500	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON S.A.C. Capital Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 903,955 (a) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 903,955 (a) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,955 (a) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (a) (see Item 4)
12	TYPE OF REPORTING PERSON* 00
*SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No. 90328S500	13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven A. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 903,955 (a) (see Item 4)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 903,955 (a) (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 903,955 (a) (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.4% (a) (see Item 4)
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)                                                Name of Issuer:

USA Technologies, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:

100 Deerfield Lane, Suite 140, Malvern, PA 19355

Items 2(a)                                              Name of Person Filing:

This statement is filed by: (i) S.A.C. Capital Advisors, L.P. (“SAC Capital Advisors”) with respect to shares of Common Stock, no par value per share (“Shares”) of the Issuer beneficially owned by S.A.C. Capital Associates, LLC (“SAC Capital Associates”); (ii) S.A.C. Capital Advisors, Inc. (“SAC Capital Advisors Inc.”) with respect to Shares beneficially owned by SAC Capital Advisors LP and SAC Capital Associates; (iii) SAC Capital Associates with respect to shares beneficially owned by it; and (iv) Steven A. Cohen with respect to Shares beneficially owned by SAC Capital Advisors LP, SAC Capital Advisors Inc. and SAC Capital Associates.

Item 2(b)                                                Address of Principal Business Office:

The address of the principal business office of (i) SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902; and (ii) SAC Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

Item 2(c)                                                Citizenship:

SAC Capital Advisors LP is a Delaware limited partnership.  SAC Capital Advisors Inc. is a Delaware corporation.  SAC Capital Associates is an Anguillan limited liability company.  Mr. Cohen is a United States citizen.

Item 2(d)                                                Title of Class of Securities:

Common Stock, no par value

Item 2(e)                                                CUSIP Number:

90328S500

Item 3                                                     Not Applicable

Item 4                                                     Ownership:

The percentages used herein are calculated based upon the Shares issued and outstanding as of January 19, 2011 as reported on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission by the Issuer for the quarterly period ended December 31, 2010.

As of the close of business on December 31, 2010:

1. S.A.C. Capital Advisors, L.P.
(a) Amount beneficially owned: 903,955 (a)
(b) Percent of class: 3.4% (a)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 903,955 (a)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 903,955 (a)

2. S.A.C. Capital Advisors, Inc.
(a) Amount beneficially owned: 903,955 (a)
(b) Percent of class: 3.4% (a)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 903,955 (a)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 903,955 (a)

3. S.A.C. Capital Associates, LLC
(a) Amount beneficially owned: 903,955 (a)
(b) Percent of class: 3.4% (a)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 903,955 (a)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 903,955 (a)

4. Steven A. Cohen
(a) Amount beneficially owned: 903,955 (a)
(b) Percent of class: 3.4% (a)
(c)(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 903,955 (a)
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 903,955 (a)

(a) Pursuant to a Securities Purchase Agreement between the Issuer and SAC Capital Associates, dated March 14, 2007, the Issuer issued a warrant to SAC Capital Associates to purchase up to 833,333 Shares at an exercise price of $6.40 per share (the “Warrant”).  The Warrant was subsequently amended to provide for the purchase of up to 903,955 Shares at an exercise price of $5.90 per share.

SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen own directly no Shares.  Pursuant to an investment management agreement, SAC Capital Advisors LP maintains investment and voting power with respect to the securities held by SAC Capital Associates.  SAC Capital Advisors Inc. is the general partner of SAC Capital Advisors LP.  Mr. Cohen controls SAC Capital Advisors Inc.  As of December 31, 2010, by reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen may be deemed to beneficially own 903,955 (a) Shares (constituting approximately 3.4% (a) of the Shares outstanding).  Each of SAC Capital Advisors LP, SAC Capital Advisors Inc. and Mr. Cohen disclaim beneficial ownership of any of the securities covered by this statement.

Item 5                                                     Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☒

Item 6                                                     Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7                                                    Identification and Classification of the
                                                               Subsidiary Which Acquired the Security Being
 Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members
of the Group:

Not Applicable

Item 9                                                    Notice of Dissolution of Group:

Not Applicable

Item 10                                                Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2011

S.A.C. CAPITAL ADVISORS, L.P.

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

S.A.C. CAPITAL ADVISORS, INC.

By:  /s/ Peter Nussbaum
Name: Peter Nussbaum
Title: Authorized Person

S.A.C. CAPITAL ASSOCIATES, LLC

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person

STEVEN A. COHEN

By:  /s/ Peter Nussbaum
Name:  Peter Nussbaum
Title:  Authorized Person